SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 13 May 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-           Form 40-F- X

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:                 No:  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .)

Enclosed:	31 March 2013 Quarterly Financial Statements and Notes Management Discussion and Analysis CEO and CFO Certifications

FIRST QUARTER REPORT

MARCH 31, 2013

ITEM 1.	Financial Statements
Unaudited Interim Consolidated Balance Sheets as at March 31, 2013 and December 31, 2012
Unaudited Interim Consolidated Statements of Operations for the Three Month Periods ended March 31, 2013 and 2012
Unaudited Interim Consolidated Statements of Comprehensive Loss for the Three Month Periods ended March 31, 2013 and 2012
Unaudited Interim Consolidated Statement of Equity for the Three Month Period ended March 31, 2013
Unaudited Interim Consolidated Statements of Cash Flows for the Three Month Periods ended March 31, 2013 and 2012
Notes to the Unaudited Interim Consolidated Financial Statements
ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

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TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	March 31, 2013	December 31, 2012

(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$580,647	$1,162,884
Short-term investments	-	15,000
Accounts receivable	20,639	26,460
Due from related parties	3,933	1,672
Inventories (Note 3)	457,168	351,900
Prepaid expenses	55,682	52,750

TOTAL CURRENT ASSETS	1,118,069	1,610,666

LONG-TERM INVESTMENTS (Note 4)	64,650	66,872
OTHER LONG-TERM INVESTMENTS (Note 5)	261,550	270,612
INVENTORIES (Note 3)	68,318	67,897
PROPERTY, PLANT AND EQUIPMENT (Note 6)	7,149,867	6,963,750
DEFERRED INCOME TAXES	49,891	47,556
OTHER ASSETS	48,496	57,438

TOTAL ASSETS	$8,760,841	$9,084,791

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$560,958	$755,705
Payable to related parties	145,056	185,462
Interest payable on long-term debt (Note 7 and 8)	25,292	31,406
Interim funding facility (Note 8 (a))	1,799,004	1,799,004

TOTAL CURRENT LIABILITIES	2,530,310	2,771,577

CONVERTIBLE CREDIT FACILITY (Note 7)	101,749	102,473
ASSET RETIREMENT OBLIGATIONS	129,277	126,912

TOTAL LIABILITIES	2,761,336	3,000,962

CONTINGENCIES (Note 19)
NATURE OF OPERATIONS (Note 1)

EQUITY

SHARE CAPITAL (Note 9)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
1,005,631,635 (2012 - 1,005,535,530) common shares	9,146,130	9,145,394
ADDITIONAL PAID-IN CAPITAL	1,532,057	1,520,745
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 10)	2,294	12,849
DEFICIT	(4,657,646)	(4,606,905)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	6,022,835	6,072,083
NONCONTROLLING INTERESTS (Note 11)	(23,330)	11,746

TOTAL EQUITY	5,999,505	6,083,829

TOTAL LIABILITIES AND EQUITY	$8,760,841	$9,084,791

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ P. Gillin
J. Gardiner, Director	P. Gillin, Director

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended March 31,
	2013	2012

(Unaudited)

REVENUE	$43,960	$40,153

COST OF SALES (Note 12)	(68,758)	(30,388)

EXPENSES
Exploration and evaluation	(18,141)	(58,393)
Other operating expenses (Note 13)	(14,570)	(18,364)
General and administrative	(15,845)	(31,518)
Depreciation	(878)	(1,717)
Accretion of asset retirement obligations	(2,341)	(953)
TOTAL EXPENSES	(120,533)	(141,333)
OPERATING LOSS	(76,573)	(101,180)

OTHER INCOME (EXPENSES)
Interest income	8,152	5,889
Interest expense	(4,967)	(766)
Foreign exchange (losses) gains	(1,927)	9,911
Change in fair value of embedded derivatives (Note 7)	748	(776)
Other income (Note 14)	266	4,734
LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(74,301)	(82,188)

Provision of income and other taxes	(6,359)	(4,388)
Share of loss of significantly influenced investees	(1,275)	(18,287)
NET LOSS	(81,935)	(104,863)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 11)	31,194	24,263
NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(50,741)	$(80,600)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(0.05)	$(0.10)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s) (Note 2 (b))	1,005,592	809,210

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012

(Unaudited)

NET LOSS	$(81,935)	$(104,863)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized losses on available-for-sale equity securities, net of tax recovery of $nil, $2,075	(3,632)	(1,717)
Unrealized (losses) gains on available-for-sale debt securities, net of tax of $nil, $nil (Note 5)	(10,625)	24,548
Currency translation adjustments, net of tax of $nil, $nil	672	4,912

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(13,585)	27,743

TOTAL COMPREHENSIVE LOSS	$(95,520)	$(77,120)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(61,296)	$(60,655)
Noncontrolling interests	(34,224)	(16,465)

	$(95,520)	$(77,120)

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.

Consolidated Statement of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)
	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive Income	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount

Balances, December 31, 2012	1,005,535,530	$9,145,394	$1,520,745	$12,849	$(4,606,905)	$11,746	$6,083,829
Net loss	-	-	-	-	(50,741)	(31,194)	(81,935)
Other comprehensive loss	-	-	-	(10,555)	-	(3,030)	(13,585)
Shares issued for:
Exercise of stock options	86,015	656	(405)	-	-	-	251
Share purchase plan	10,090	80	-	-	-	-	80
Other decrease in noncontrolling interests (Note 11)	-	-	5,592	-	-	(852)	4,740
Dilution losses	-	-	(208)	-	-	-	(208)
Stock-based compensation (net of reclassifications of $290)	-	-	6,333	-	-	-	6,333

Balances, March 31, 2013	1,005,631,635	$9,146,130	$1,532,057	$2,294	$(4,657,646)	$(23,330)	$5,999,505

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2012

(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 15)	$(118,032)	$(113,250)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	-	13,000
Purchase of long-term investments	(1,415)	(18,000)
Proceeds from redemption of short-term investments	15,000	-
Proceeds from sale of long-term investments	-	1,141
Proceeds from redemption of other long-term investments	56	15,017
Expenditures on property, plant and equipment	(482,512)	(733,688)
Expenditures on other assets	(182)	(2,179)

Cash used in investing activities	(469,053)	(724,709)

FINANCING ACTIVITIES
Issue of share capital	331	19,364
Proceeds from interim funding facility (Note 8 (a))	-	703,711
Repayment of credit facilities	-	(303)
Noncontrolling interests’ reduction of investment in subsidiaries	-	(960)
Noncontrolling interests’ investment in subsidiaries	4,531	104

Cash provided by financing activities	4,862	721,916

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(14)	13,121

NET CASH OUTFLOW	(582,237)	(102,922)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,162,884	998,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$580,647	$895,132

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$302,028	$605,783
Short-term money market instruments	278,619	289,349

	$580,647	$895,132

Supplementary cash flow information (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Turquoise Hill Resources Ltd. (“the Company”), together with its subsidiaries (collectively referred to as “Turquoise Hill”), is an international mineral exploration, development and production company holding interests in and conducting operations on mineral resource properties principally located in Central Asia and Australia.

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business operations. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at March 31, 2013, Turquoise Hill had consolidated cash of $580.6 million, a consolidated working capital deficit of $1.4 billion and an accumulated deficit of $4.7 billion. The consolidated working capital deficit is a result of the approximate $1.8 billion interim funding facility due to majority shareholder Rio Tinto plc (“Rio Tinto”) being classified as a current liability.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The Memorandum of Agreement included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 to $4 billion. As part of the Memorandum of Agreement, the Company and Rio Tinto agreed that the Rio Tinto Treasurer would have the exclusive authority to direct all aspects of the negotiation of the Oyu Tolgoi project financing package.

In late February 2013, the boards of the European Bank of Reconstruction and Development (“EBRD”) and the International Finance Corporation (“IFC”) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation and Export-Import Bank of the United States.

The Company’s ability to complete project financing is subject to a number of factors, some of which are beyond its control. A number of issues have been raised by the Government of Mongolia regarding the Oyu Tolgoi mine. The Company and Rio Tinto continue to have discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. The project financing is subject to the unanimous approval of the Oyu Tolgoi LLC Board of Directors, which includes representatives from the Government of Mongolia. Given the issues raised by the Government of Mongolia along with the ongoing negotiations with the banks, there is no assurance that the project financing will be put in place.

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS (Continued)

The Company is considering alternative financing arrangements to settle the interim funding facility prior to its maturity in the event that project financing is unsuccessful. Certain alternatives are dependent on approvals from Rio Tinto, and the Company and Rio Tinto are currently engaged in discussions regarding alternative plans. Such plans could include raising additional capital through debt or equity issuances, the sale of investments (including publicly-traded subsidiaries controlled by the Company) and/or the sale of other assets. To date, the Company has signed a binding agreement to sell its 50% stake in Altynalmas Gold Ltd. for total cash consideration of $300 million. There is no assurance that these initiatives will be successful or sufficient to meet the Company’s liquidity requirements.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2012.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2012.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at March 31, 2013 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2013, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

The Company has five segments: Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper-gold mine in southern Mongolia; Ivanhoe Australia Limited (56.5% owned) (“Ivanhoe Australia”) with its copper-gold operations, development activities and exploration activities in Australia; SouthGobi Resources Ltd. (57.6% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; other exploration with projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(b)	Comparative figures

In July 2012, the Company completed a rights offering which was open to all shareholders on a dilution free, equal participation basis at a subscription price less than the fair value of a common share of the Company. In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for earnings per share, basic and diluted loss per share for all periods prior to the rights offering have been adjusted retroactively for a bonus element contained in the rights offering. Specifically, the weighted average number of common shares outstanding used to compute basic and diluted loss per share for the three months ended March 31, 2012 have been multiplied by a factor of 1.09.

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three months ended March 31, 2013. In particular, $18.4 million has been reclassified from exploration and evaluation to other operating expenses.

(c)	Accounting changes

—

In February 2013, the ASC guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

3.	INVENTORIES

	March 31, 2013	December 31, 2012

Current
Coal stockpiles	$6,522	$10,232
Copper-gold stockpiles	77,282	1,791
Copper-gold concentrate	14,077	22,479
Materials and supplies	359,287	317,398

	$457,168	$351,900

Noncurrent
Run-of-mine stockpiles	$68,318	$67,897

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS

	March 31, 2013	December 31, 2012

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$-	$-
RDCC LLC	14,566	13,166
Available-for-sale equity securities (b)	32,390	36,017
Held-for-trading equity securities	1,460	1,455
Other equity securities, cost method (c)	16,234	16,234

	$64,650	$66,872

(a)	The Company holds a 50.0% interest in Altynalmas, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	March 31, 2013	December 31, 2012

Amount due from Altynalmas	$158,009	$156,751
Share of equity method losses in excess of common share investment	(158,009)	(156,751)

Net investment in Altynalmas	$-	$-

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

During the three month period ended March 31, 2013, Turquoise Hill recorded a $1.3 million (2012 - $19.1 million) share of loss on this investment.

On February 13, 2013, the Company signed a binding agreement with Sumeru Gold BV for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300.0 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

The transaction is expected to close in the second quarter of 2013.

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS (Continued)

(b)	Available-for-sale equity securities

	March 31, 2013				December 31, 2012
	Equity Interest	Cost Basis	Unrealized (Loss) Gain	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Ivanplats Limited - Class A common shares	7.0%	$17,938	$(2,138)	$15,800	7.0%	$17,938	$729	$18,667
Aspire Mining Limited	18.8%	8,727	930	9,657	19.9%	8,727	-	8,727
Entrée Gold Inc.	9.4%	6,259	(1,241)	5,018	10.7%	6,259	-	6,259
Emmerson Resources Limited	8.7%	3,008	(1,171)	1,837	8.7%	3,003	(723)	2,280
Other	-	96	(18)	78	-	96	(12)	84

		$36,028	$(3,638)	$32,390		$36,023	$(6)	$36,017

(c)	Other equity securities, cost method

	March 31, 2013		December 31, 2012
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited - Class B common shares (i)	7.0%	$16,119	7.0%	$16,119
Other	-	115	-	115

		$16,234		$16,234

(i)

In September 2012, Ivanplats Ltd. (“Ivanplats”) completed a reorganization whereby all 33.5 million Ivanplats common shares held by the Company were reclassified to Class B common shares. The reclassification preserves the Company’s existing shareholder rights, but imposes a restriction on transferability that inhibits liquidity until such time as the Class B common shares are converted to Class A common shares. Such conversion occurs automatically 39 months after the completion of Ivanplats initial public offering, which was completed on October 23, 2012.

The Company can accelerate the conversion of the Class B common shares by signing a Lock-up Agreement with Ivanplats. Upon signing the Lock-up Agreement, the Class B common shares would gradually convert to Class A common shares over a 33 month period, commencing six months after the date of Ivanplats initial public offering, and be subject to certain restrictions on disposition as outlined in the Lock-up Agreement.

As at March 31, 2013, the Company had not signed the Lock-up Agreement and held 33.5 million Class B common shares, which are classified as a cost method investment because they do not have a readily determinable fair value.

In April 2013, the Company signed the Lock-up Agreement.

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	OTHER LONG-TERM INVESTMENTS

	March 31, 2013	December 31, 2012

Prepayments	$144,265	$153,941
Treasury Bill	107,018	106,531
Other	10,267	10,140

	$261,550	$270,612

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012

Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	4.8%	4.4%	4.8%	4.4%
Term	1.6 years	1.8 years	2.5 years	0.3 years

Based on the discounted cash flow models as at March 31, 2013, the fair values of the T-Bill and tax prepayments were estimated at $107.0 million and $144.3 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized loss of $0.3 million (2012 - $10.9 million unrealized gain) on the T-Bill and an unrealized loss of $10.4 million (2012 - $13.6 million unrealized gain) on the tax prepayments in accumulated other comprehensive income for the three month period ended March 31, 2013.

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

6.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2013			December 31, 2012
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$462,957	$(120,035)	$342,922	$460,938	$(108,946)	$351,992
Australia	160,196	(19,831)	140,365	98,485	(12,606)	85,879

	$623,153	$(139,866)	$483,287	$559,423	$(121,552)	$437,871

Mineral property interests
Oyu Tolgoi, Mongolia	$1,049,361	$(25,091)	$1,024,270	$1,087,799	$(15,729)	$1,072,070
Ovoot Tolgoi, Mongolia	37,558	(2,220)	35,338	37,606	(2,215)	35,391
Australia	24,725	(126)	24,599	24,694	(126)	24,568
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$1,112,896	$(28,681)	$1,084,215	$1,151,351	$(19,314)	$1,132,037

Other capital assets
Oyu Tolgoi, Mongolia	$644,114	$(103,024)	$541,090	$644,114	$(78,354)	$565,760
Ovoot Tolgoi, Mongolia	2,937	(973)	1,964	3,414	(1,231)	2,183
Australia	9,748	(4,375)	5,373	6,939	(3,095)	3,844
Other exploration projects	4,750	(4,112)	638	4,678	(3,911)	767

	$661,549	$(112,484)	$549,065	$659,145	$(86,591)	$572,554

Capital works in progress
Oyu Tolgoi, Mongolia	$4,973,858	$-	$4,973,858	$4,710,266	$-	$4,710,266
Ovoot Tolgoi, Mongolia	55,852	-	55,852	55,912	-	55,912
Australia	3,590	-	3,590	55,110	-	55,110

	$5,033,300	$-	$5,033,300	$4,821,288	$-	$4,821,288

	$7,430,898	$(281,031)	$7,149,867	$7,191,207	$(227,457)	$6,963,750

7.	CONVERTIBLE CREDIT FACILITY

	March 31, 2013	December 31, 2012

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	283	259
Reduction of carrying amount upon partial conversion of convertible debenture in 2010	(93,370)	(93,370)

Carrying amount of debt host contract	93,621	93,597

Embedded derivative liability	8,128	8,876

Convertible credit facility	101,749	102,473

Accrued interest	7,233	6,301

Transaction costs allocated to deferred charges	(2,796)	(2,796)

Net carrying amount of convertible credit facility	$106,186	$105,978

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TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	CONVERTIBLE CREDIT FACILITY (Continued)

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 19).

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

As at March 31, 2013, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $8.1 million (December 31, 2012 - $8.9 million). During the three month period ended March 31, 2013, Turquoise Hill recognized a gain of $0.7 million (2012 - $0.8 million loss) as a result of the change in the fair value of the embedded derivative liability.

During the three month period ended March 31, 2013, Turquoise Hill capitalized $nil (2012 - $4.6 million) of interest expense and $nil (2012 - $nil) of accretion expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

Assumptions used in the Monte Carlo valuation model are as follows:

	March 31, 2013	December 31, 2012

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Expected volatility	70%	70%
Risk-free rate of return	2.35%	2.26%
Foreign exchange spot rate (U.S. Dollar equivalent to Cdn$ 1)	0.98	1.01
Forward foreign exchange rate curve (U.S. Dollar equivalent to Cdn$ 1)	0.95 - 0.98	0.96 - 1.01

15

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	INTERIM FUNDING FACILITY

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

As at March 31, 2013, a total of approximately $1.8 billion (December 31, 2012 - $1.8 billion) had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During the three month period ended March 31, 2013, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%. During the three month period ended March 31, 2013, interest expense of $30.6 million (2012 - $13.4 million) was incurred on the interim funding facility and capitalized as Oyu Tolgoi mine development costs.

(b)	Bridge Funding Facility

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the Oyu Tolgoi mine. The bridge funding facility initially matures on May 23, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project financing package. The bridge funding facility is extendable for one year at Rio Tinto’s discretion following the written request of the Company.

Amounts advanced to the Company under the bridge funding facility bear interest at LIBOR plus 5.0%. During 2012, the Company paid a front end fee of $15.0 million and is subject to a commitment fee of 1.75% annually, payable on a semi-annual basis in arrears on the daily average of the undrawn amount under the bridge funding facility.

During the three month period ended March 31, 2013, commitment fees of $6.6 million (2012 - $nil) were capitalized as Oyu Tolgoi mine development costs.

To date, the Company has not drawn down on the bridge funding facility.

16

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	SHARE CAPITAL

(a)	Rio Tinto Holdings

As at March 31, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012 – 50.8%). In addition, as at March 31, 2013, Rio Tinto held 74.2 million share purchase warrants (December 31, 2012 – 74.2 million) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

(b)	Equity Incentive Plan

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended March 31,
	2013	2012

Turquoise Hill Resources Ltd. (i)	$ 2,604	$ 9,787
SouthGobi Resources Ltd.	809	3,578
Ivanhoe Australia Limited	1,556	2,571

	$ 4,969	$ 15,936

(i)	During the three month period ended March 31, 2013, 86,015 options were exercised, 979,540 options were cancelled, 532,771 options expired and nil options were granted.

During the three month period ended March 31, 2013, stock-based compensation of $1.0 million (2012 - $5.1 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Loss on Available- For-Sale Equity Securities	Unrealized Loss on Available- For-Sale Debt Securities	Currency Translation Adjustments	Noncontrolling Interests	Total
Balance, December 31, 2012	$(461)	$(4,133)	$26,161	$(8,718)	$12,849
Change in other comprehensive income before reclassifications	(3,632)	(10,625)	672	3,030	(10,555)
Reclassifications from accumulated other comprehensive income	-	-	-	-	-

Net current-period other comprehensive (loss) income	(3,632)	(10,625)	672	3,030	(10,555)

Balance, March 31, 2013	$(4,093)	$(14,758)	$26,833	$(5,688)	$2,294

17

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

11.	NONCONTROLLING INTERESTS

At March 31, 2013 there were noncontrolling interests in Oyu Tolgoi, Ivanhoe Australia and SouthGobi:

	Noncontrolling Interests
	Oyu Tolgoi (a)	Ivanhoe Australia	SouthGobi	Total
Balance, December 31, 2012	$(334,601)	$98,381	$247,966	$11,746
Noncontrolling interests’ share of loss	(12,427)	(7,807)	(10,960)	(31,194)
Noncontrolling interests’ share of other comprehensive (loss) income	(3,519)	95	394	(3,030)
Changes in noncontrolling interests arising from changes in ownership interests	-	4,158	(5,010)	(852)

Balance, March 31, 2013	$(350,547)	$94,827	$232,390	$(23,330)

(a)

During 2011 and 2012, Turquoise Hill funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at March 31, 2013, the cumulative amounts of such funding and unrecognized interest were $645.8 million (December 31, 2012 - $645.8 million) and $71.4 million (December 31, 2012 - $59.7 million) respectively.

18

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	COST OF SALES

	Three Months Ended March 31,
	2013	2012

Production and delivery	$37,017	$19,579
Depreciation and depletion	6,102	6,337
Write-down of carrying value of inventory	9,225	4,472

Cost of sales during mine operations	52,344	30,388
Cost of sales during idled mine period (i)	16,414	-

	$68,758	$30,388

(i)

During the second quarter of 2012, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012. Operations at the Ovoot Tolgoi mine resumed on March 22, 2013.

Cost of sales during idled mine period for the three month period ended March 31, 2013 includes $11.2 million (2012 - $nil) of depreciation expense. The depreciation expense relates to SouthGobi’s idled plant and equipment.

13.	OTHER OPERATING EXPENSES

	Three Months Ended March 31,
	2013	2012

Operational readiness	$5,810	$6,592
Operating segment administration	7,311	11,591
Corporate social responsibility	1,447	171
Other	2	10

	$14,570	$18,364

14.	OTHER INCOME

	Three Months Ended March 31,
	2013	2012

Unrealized gains (losses) on long-term investments	$5	$(372)
Realized gains on sale of long-term investments	-	85
Unrealized gains on other long-term investments	238	8,873
Realized gains on other long-term investments	23	8
Write-down of carrying value of long-term investments	-	(3,860)

	$266	$4,734

19

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended March 31,
	2013	2012

Net loss	$(81,935)	$(104,863)
Items not involving use of cash
Stock-based compensation	4,969	14,962
Accretion expense	2,365	984
Depreciation	18,095	8,054
Accrued interest income	(2,694)	(2,461)
Unrealized (gains) losses on long-term investments	(5)	372
Realized gains on sale of long-term investments	-	(85)
Unrealized gains on other long-term investments	(238)	(8,873)
Realized gains on other long-term investments	(23)	(8)
Change in fair value of embedded derivatives	(748)	776
Unrealized foreign exchange losses (gains)	137	(10,160)
Share of loss of significantly influenced investees	1,275	18,287
Write-down of current assets	9,225	4,472
Write-down of carrying value of long-term investments	-	3,860
Deferred income taxes	(2,335)	(525)
Bonus shares	-	974
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	5,905	9,267
Due from related parties	(1,560)	(15)
Inventories	(89,545)	(48,306)
Prepaid expenses	5,453	4,897
Increase (decrease) in:
Accounts payable and accrued liabilities	56,381	(40,190)
Payable to related parties	(43,686)	31,964
Interest payable on long-term debt	932	3,367

Cash used in operating activities	$(118,032)	$(113,250)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended March 31,
	2013	2012
Financing activities:
Interest settlement on convertible credit facility (Note 7)	-	4,000

	$-	$4,000

20

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SEGMENT DISCLOSURES

	Three Months Ended March 31, 2013
	Oyu Tolgoi	Ivanhoe Australia (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$40,701	$3,259	$-	$-	$43,960

COST OF SALES	-	(46,673)	(22,085)	-	-	(68,758)

EXPENSES
Exploration and evaluation	(7,199)	(8,335)	(273)	(2,334)	-	(18,141)
Other operating expenses	(7,490)	(2,878)	(4,202)	-	-	(14,570)
General and administrative	-	-	-	-	(15,845)	(15,845)
Depreciation	-	(590)	(87)	(201)	-	(878)
Accretion of asset retirement obligations	(1,583)	(645)	(113)	-	-	(2,341)

TOTAL EXPENSES	(16,272)	(59,121)	(26,760)	(2,535)	(15,845)	(120,533)

OPERATING LOSS	(16,272)	(18,420)	(23,501)	(2,535)	(15,845)	(76,573)

OTHER INCOME (EXPENSES)
Interest income	682	445	22	11	6,992	8,152
Interest expense	-	-	(4,967)	-	-	(4,967)
Foreign exchange losses	(1,155)	(312)	(319)	-	(141)	(1,927)
Change in fair value of embedded derivatives	-	-	748	-	-	748
Other income	-	-	5	-	261	266

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(16,745)	(18,287)	(28,012)	(2,524)	(8,733)	(74,301)
(Provision) recovery of income and other taxes	(8,535)	-	2,179	(3)	-	(6,359)
Share of loss of significantly influenced investees	-	-	(17)	-	(1,258)	(1,275)

NET LOSS	(25,280)	(18,287)	(25,850)	(2,527)	(9,991)	(81,935)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	12,427	7,807	10,960	-	-	31,194

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(12,853)	$(10,480)	$(14,890)	$(2,527)	$(9,991)	$(50,741)

CAPITAL EXPENDITURES	$468,644	$13,416	$379	$47	$26	$482,512

TOTAL ASSETS	$7,270,826	$272,181	$658,303	$8,857	$550,674	$8,760,841

(a)	During the three months ended March 31, 2013, all of Ivanhoe Australia’s revenue arose from sales in Australia to two customers.

(b)	During the three months ended March 31, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia to two customers, with the largest customer accounting for 99% of revenue.

21

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended March 31, 2012
	Oyu Tolgoi	Ivanhoe Australia	SouthGobi (a)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$-	$40,153	$-	$-	$40,153

COST OF SALES	-	-	(30,388)	-	-	(30,388)

EXPENSES
Exploration and evaluation	(6,722)	(42,124)	(5,032)	(4,515)	-	(58,393)
Other operating expenses	(7,081)	(5,506)	(5,777)	-	-	(18,364)
General and administrative	-	-	-	-	(31,518)	(31,518)
Depreciation	-	(1,581)	(55)	(79)	(2)	(1,717)
Accretion of asset retirement obligations	(254)	(566)	(133)	-	-	(953)

TOTAL EXPENSES	(14,057)	(49,777)	(41,385)	(4,594)	(31,520)	(141,333)

OPERATING LOSS	(14,057)	(49,777)	(1,232)	(4,594)	(31,520)	(101,180)

OTHER INCOME (EXPENSES)
Interest income	1,607	1,949	151	12	2,170	5,889
Interest expense	-	-	(383)	-	(383)	(766)
Foreign exchange gains (losses)	3,054	(46)	(2,443)	69	9,277	9,911
Change in fair value of embedded derivatives	-	-	(776)	-	-	(776)
Other (expense) income	-	(1,175)	(257)	-	6,166	4,734

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(9,396)	(49,049)	(4,940)	(4,513)	(14,290)	(82,188)
Recovery (provision) for income and other taxes	72	206	(3,685)	(614)	(367)	(4,388)
Share of income (loss) of significantly influenced investees	-	765	-	-	(19,052)	(18,287)

NET LOSS	(9,324)	(48,078)	(8,625)	(5,127)	(33,709)	(104,863)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,609	18,575	2,079	-	-	24,263

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(5,715)	$(29,503)	$(6,546)	$(5,127)	$(33,709)	$(80,600)

CAPITAL EXPENDITURES	$701,283	$19,487	$12,918	$-	$-	$733,688

TOTAL ASSETS	$5,035,384	$280,710	$865,349	$11,075	$510,128	$6,702,646

(a)	During the three months ended March 31, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the two largest customers were $21.3 million and $14.9 million, respectively.

17.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

22

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	FAIR VALUE ACCOUNTING (Continued)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at March 31, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$33,850	$33,850	$-	$-
Other long-term investments	261,550	-	-	261,550

	$295,400	$33,850	$-	$261,550

Liabilities:
Embedded derivative liability	$8,128	$-	$8,128	$-

	$8,128	$-	$8,128	$-

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$15,000	$15,000	$-	$-
Long-term investments	37,472	37,472	-	-
Other long-term investments	270,612	-	-	270,612

	$323,084	$52,472	$-	$270,612

Liabilities:
Embedded derivative liability	$8,876	$-	$8,876	$-

	$8,876	$-	$8,876	$-

The Company’s short-term and long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments, the T-Bill and other investments.

The Company’s embedded derivative liability, included within the convertible credit facility (Note 7), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the three month period ended March 31, 2013.

23

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

17.	FAIR VALUE ACCOUNTING (Continued)

	Tax Prepayment	T-Bill	Other Investments	Totals
Balance, December 31, 2012	$153,941	$106,531	$10,140	$270,612
Accrued interest	676	760	-	1,436
Foreign exchange losses	-	-	(78)	(78)
Fair value redeemed	-	-	(33)	(33)
Unrealized losses included in other comprehensive income	(10,352)	(273)	-	(10,625)
Unrealized gains included in earnings	-	-	238	238

Balance, March 31, 2013	$144,265	$107,018	$10,267	$261,550

18.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia. Turquoise Hill does not mitigate the balance of this risk.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the interim funding facility (Note 8 (a)) and cash and cash equivalents. Interest rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

19.	CONTINGENCIES

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (“IAAC”) and other governmental and regulatory authorities in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws.

During the three month period ended March 31, 2013, the IAAC informed SouthGobi that orders, placing restrictions on certain of its Mongolian assets, had been imposed in connection with its continuing investigation.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the convertible debenture terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

24

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

19.	CONTINGENCIES (Continued)

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.

25

Share Information Common shares of Turquoise Hill Resources Ltd. are listed for trading under the symbol TRQ on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our website at www.turquoisehill.com

Interim Report for the three month period ended March 31, 2013.

Share Capital

As at May 13, 2013, the Company had approximately 1.0 billion common shares issued and outstanding and warrants and stock options outstanding for approximately 85.0 million additional common shares.

Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Jason Combes Media: Tony Shaffer Suite 615-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@turquoisehill.com Tel: (604) 688-5755

INTRODUCTION

This discussion and analysis of the financial condition and results of operations (MD&A) of Turquoise Hill Resources Ltd. should be read in conjunction with the unaudited consolidated financial statements of Turquoise Hill Resources Ltd. and the notes thereto for the three month period ended March 31, 2013, and with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2012. These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available under Turquoise Hill’s profile on SEDAR at www.sedar.com.

References to “C$” refer to Canadian dollars, “A$” to Australian dollars and “$” to United States dollars.

This MD&A contains certain forward-looking statements and certain forward-looking information. Please refer to the cautionary language commencing on page 26.

All readers of this MD&A are advised to review and consider the risk factors discussed under the heading “Risk and Uncertainties” in this MD&A commencing on page 22.

The effective date of this MD&A is May 13, 2013.

OVERVIEW

TURQUOISE HILL ANNOUNCES FINANCIAL RESULTS

AND REVIEW OF OPERATIONS FOR THE FIRST QUARTER OF 2013

HIGHLIGHTS

—	In early Q1’13, Oyu Tolgoi processed first ore through the concentrator and produced its first copper-gold concentrate.

—	Construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete at the end of Q1’13 and mine infrastructure was substantially complete.

—	As commissioning at the Oyu Tolgoi mine progressed during Q1’13, concentrator production rates have progressively increased and have recently achieved a daily run rate of up to 60% of capacity.

—	By the end of June 2013, it is anticipated that the concentrator will be consistently running at production rates of 70% of nameplate capacity and shipments of concentrate will have begun.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—

During Q1’13, underground lateral development at Hugo North advanced an additional 1,319 metres and construction of Shaft #2 reached 82% of its final depth. Sinking activity for Shaft #5 commenced in April 2013.

—	Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia and all parties have agreed to ongoing talks with a goal of resolving matters in the near term.

—	Oyu Tolgoi project financing timetable is well advanced with the signing of final documents expected by the end of Q2’13.

—	Turquoise Hill filed an updated Oyu Tolgoi Technical Report on March 25, 2013.

—	As at April 30, 2013, Oyu Tolgoi had approximately 11,750 employees – 89% Mongolian nationals – and is on track to meet its 90% Mongolian workforce commitment.

—	SouthGobi resumed operations on March 22, 2013 and expects to produce 3.2 million tonnes of semi-soft coking coal in 2013.

—	During Q1’13, Ivanhoe Australia’s Osborne copper-gold complex milled approximately 255,000 tonnes of ore and produced approximately 14,700 dry metric tonnes of concentrate.

—	Turquoise Hill’s consolidated cash position was $580.6 million at March 31, 2013 and approximately $361.4 million at May 13, 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

INDEX

The MD&A is comprised of the following sections:

1.	Selected Quarterly Data

2.	Review of Operations

A.	Core Interests and Activities

i.	Mongolia – Oyu Tolgoi
ii.	Mongolia – SouthGobi
iii.	Australia – Ivanhoe Australia
iv.	Kazakhstan – Altynalmas
v.	Other Exploration

B.	Corporate Activities

C.	Administrative and Other

3.	Liquidity and Capital Resources

4.	Share Capital

5.	Outlook

6.	Off-Balance-Sheet Arrangements

7.	Contractual Obligations

8.	Changes in Accounting Policies

9.	Critical Accounting Estimates

10.	Recent Accounting Pronouncements

11.	International Financial Reporting Standards

12.	Risks and Uncertainties

13.	Related-Party Transactions

14.	Changes in Internal Control over Financial Reporting

15.	Qualified Person

16.	Cautionary Statements

17.	Forward-Looking Statements and Forward-Looking Information

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

1. SELECTED QUARTERLY DATA

($ in millions of dollars, except per share information)		Quarter Ended

	Mar-31 2013	Dec-31 2012	Sep-30 2012	Jun-30 2012

Revenue	$44.0	$41.6	$23.8	$28.2
Cost of sales	(68.8)	(70.8)	(57.2)	(49.7)
Exploration, evaluation and other operating expenses	(32.7)	(131.7)	(55.3)	(65.1)
General and administrative	(15.8)	(23.7)	(18.3)	(81.0)
Financing costs	-	-	-	(164.4)
Foreign exchange (losses) gains	(1.9)	(7.9)	13.9	(8.7)
Change in fair value of derivative	-	-	176.2	18.5
Change in fair value of embedded derivatives	0.7	0.6	12.9	26.8
Net (loss) income from continuing operations attributable to parent	(50.7)	(182.4)	114.3	(285.9)
Loss from discontinued operations attributable to parent	-	-	-	-

Net (loss) income attributable to parent	(50.7)	(182.4)	114.3	(285.9)

Basic (loss) income per share attributable to parent
Continuing operations	($0.05)	($0.18)	$0.12	($0.35)
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.05)	($0.18)	$0.12	($0.35)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.05)	($0.18)	$0.12	($0.35)
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.05)	($0.18)	$0.12	($0.35)

	Mar-31 2012	Dec-31 2011	Sep-30 2011	Jun-30 2011

Revenue	$40.2	$51.0	$60.5	$47.3
Cost of sales	(30.4)	(60.8)	(54.0)	(49.7)
Exploration, evaluation and other operating expenses	(76.8)	(88.2)	(79.6)	(68.6)
General and administrative	(31.5)	(34.6)	(21.4)	(19.5)
Foreign exchange gains (losses)	9.9	13.3	(35.6)	2.3
Change in fair value of embedded derivatives	(0.8)	10.8	62.1	70.4
Gain on settlement of note receivable	-	-	103.0	-
Net (loss) income from continuing operations attributable to parent	(80.6)	(85.8)	16.4	0.6
Loss from discontinued operations attributable to parent	-	-	(9.1)	-

Net (loss) income attributable to parent	(80.6)	(85.8)	7.3	0.6

Basic (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.04)	$0.02	$0.00
Discontinued operations	$0.00	$0.00	($0.01)	$0.00

Total	($0.10)	($0.04)	$0.01	$0.00

Diluted (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.04)	$0.02	$0.00
Discontinued operations	$0.00	$0.00	($0.01)	$0.00

Total	($0.10)	($0.04)	$0.01	$0.00

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

2. REVIEW OF OPERATIONS

Turquoise Hill is an international mining company focused on copper, gold and coal mines in Central Asia and the Asia Pacific region. Turquoise Hill’s principal operations at March 31, 2013 included the following:

—	A 66% interest in Oyu Tolgoi LLC (Oyu Tolgoi), whose principal asset is the Oyu Tolgoi copper-gold mine in southern Mongolia.

—

A 57.6% interest in SouthGobi Resources Ltd. (SouthGobi), which is producing coal at the Ovoot Tolgoi mine in southern Mongolia and is conducting exploration and development programs at other Mongolian coal prospects.

—

A 56.5% interest in Ivanhoe Australia Limited (Ivanhoe Australia), which is producing copper and gold at its Osborne processing plant and also is progressing its other projects in the Cloncurry region of Queensland, Australia.

—

A 50% interest in Altynalmas Gold Ltd. (Altynalmas), which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in northeastern Kazakhstan. On February 13, 2013, Turquoise Hill announced that it had signed a binding agreement to sell its interest in Altynalmas for total cash consideration of $300 million, subject to customary closing conditions, including regulatory approval. The transaction is expected to close in Q2’13.

In Q1’13, Turquoise Hill recorded a net loss of $50.7 million ($0.05 per share), compared to a net loss of $80.6 million ($0.10 per share) in Q1’12, which was a decrease of $29.9 million. Results for Q1’13 included $44.0 million in revenue; $8.2 million in interest income; a $0.7 million change in the fair value of SouthGobi’s embedded derivatives and $31.2 million of net loss attributable to non-controlling interests. These amounts were offset by $68.8 million in cost of sales; $18.1 million in exploration and evaluation expenses; $14.6 million in other operating expenses; $15.8 million in general and administrative expenses; $5.0 million in interest expense; $1.9 million in foreign exchange losses and a $1.3 million share of loss of significantly influenced investees.

Turquoise Hill’s cash position, on a consolidated basis at March 31, 2013, was $580.6 million. As at May 13, 2013, Turquoise Hill’s consolidated cash position was approximately $361.4 million.

A.	CORE INTERESTS AND ACTIVITIES

The main activities of Turquoise Hill during Q1’13 were the ongoing construction and commissioning of the Oyu Tolgoi mining complex, the resumption of mining activities at SouthGobi’s Ovoot Tolgoi mine on March 22, 2013, the copper and gold production at Ivanhoe Australia’s Osborne complex and exploration activities concentrated in Australia and Mongolia.

In Q1’13, Turquoise Hill capitalized $239.7 million in additions to property, plant and equipment compared to $641.2 million in Q1’12. The majority of the Q1’13 additions in property, plant and equipment were at the Oyu Tolgoi mine ($225.2 million).

Exploration and evaluation expenses of $18.1 million in Q1’13 decreased by $40.3 million from $58.4 million in Q1’12. Exploration and evaluation expense mainly consists of activities at Ivanhoe Australia (Q1’13: $8.3 million, Q1’12: $42.1 million), Oyu Tolgoi (Q1’13: $7.2 million, Q1’12: $6.7 million) and SouthGobi (Q1’13: $0.3 million, Q1’12: $5.0 million). Ivanhoe Australia reduced its exploration and evaluation expenditures in Q1’13 as a result of the strategic review it released in August 2012. SouthGobi also reduced its exploration and evaluation expenditure in order to preserve its cash resources.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Other operating expenses of $14.6 million in Q1’13 decreased by $3.8 million from $18.4 million in Q1’12. Other operating expenses include the following costs incurred by the Company’s subsidiaries: operational readiness costs, general and administrative expenses, and corporate social responsibility expenses.

MONGOLIA

OYU TOLGOI COPPER-GOLD MINE

The Company owns 66.0% of Oyu Tolgoi at May 13, 2013 (March 31, 2013: 66.0%).

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) that has a strike length extending over 26 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu) and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension). Mining of ore commenced in May 2012, with the first concentrate produced, as part of the commissioning activities, in January 2013.

During Q1’13, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $225.2 million (Q1’12: $608.0 million), which included development costs.

The Oyu Tolgoi mine initially is being developed as an open-pit operation. A copper concentrator plant, with related facilities and necessary infrastructure to support an initial throughput of 100,000 tonnes of ore per day, has been constructed to process ore mined from the Southern Oyu open pit. In conjunction with the surface activities, a 95,000-tonne-per-day underground block-cave mine also is being developed at the Hugo North Deposit, which is expected to commence operations in 2016.

Construction of the Oyu Tolgoi open-pit mine and concentrator complete at the end of Q1’13

At the end of Q1’13, construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete and mine infrastructure was substantially complete. Total capital invested in the initial development and construction of the Oyu Tolgoi mine to March 31, 2013 was approximately $6.0 billion. The final cost for the initial development and construction is expected to be approximately $6.2 billion, excluding foreign-exchange exposures.

Major updates for Q1’13 and plans for Q2’13 include the following:

—	On January 31, 2013, the Oyu Tolgoi mine produced its first copper-gold concentrate. This comes following the processing of first ore through the concentrator in early January 2013.

—

In Q1’13, a total of 24.5 million tonnes of material was moved from the open pit, 8.5 million tonnes of ore was moved to the stockpile and approximately 875,000 tonnes of ore was delivered to the crusher. During Q1’13, approximately 525,000 tonnes of ore was processed by the concentrator.

—

Oyu Tolgoi continues to commission the concentrator. Production rates have progressively increased and have recently achieved daily run rates of up to 60% of nameplate capacity. It is anticipated that the concentrator will be consistently running at production rates of 70% of nameplate capacity and begin shipments of concentrate by the end of June 2013, subject to the resolution of the issues being discussed with the Government of Mongolia.

—	Underground lateral development at the Hugo North Deposit continued and 1,319 metres were achieved during Q1’13. As at March 31, 2013, the total distance excavated was approximately 13.7 kilometres.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

—	Construction of Shaft #2 continued during Q1’13. The depth of the shaft is now 1,081 metres below surface, 82% of its final 1,319 metre depth.

—	Sinking activity for Shaft #5 commenced in April 2013. Shaft #5 will provide primary ventilation for underground operations and is expected to have a final depth of approximately 1,200 metres.

—

Construction of infrastructure was behind schedule at the end of Q1’13 due to slower progress in the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the diversion of the Undai River, which began in December 2012. Road work was suspended for the winter, however the transportation of concentrate to the border is not expected to be impacted.

—

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in principle commitments have been made at international terms for up to 25% of the concentrate available for export. These commitments range from three to ten years and are subject to the conclusion of detailed sales contracts.

Discussions with the Government of Mongolia

Turquoise Hill and its majority shareholder Rio Tinto plc (Rio Tinto) continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. While progress on these issues has been made, all parties have agreed to continue discussions with a goal of resolving the issues in the near term. The Oyu Tolgoi Board of Directors has approved continued funding to progress the project as discussions with the Government of Mongolia proceed.

Project financing timetable well advanced with signing of final documents expected by the end of Q2’13

Turquoise Hill and Rio Tinto have been actively engaged with lenders to finalize the project financing plan and term sheet with the aim of raising approximately $4 billion. Turquoise Hill, Rio Tinto and the lenders have agreed to a debt ceiling above the expected $4 billion in funding, which will allow for future financial flexibility.

In January 2013, a variety of international banks conducted a site visit to the Oyu Tolgoi mine. In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

The signing of binding documents is expected by the end of June 2013. Project financing is subject to the approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia.

Updated technical report released

The 2013 Oyu Tolgoi Technical Report (2013 OTTR), an updated independent technical report on the Oyu Tolgoi Project, prepared by AMC Consultants Pty. Ltd., was released on March 25, 2013. The report updated the Oyu Tolgoi Project’s mineral resources and mineral reserves and is available under Turquoise Hill’s profile on SEDAR at www.sedar.com. A summary of the 2013 OTTR is also available in the Company’s 2012 Annual Information Form filed on SEDAR.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The 2013 OTTR is based on a review of the latest technical, production and cost information prepared by Oyu Tolgoi. The cost estimates will be refined in the feasibility study for the expansion of the Oyu Tolgoi mine, which is ongoing and expected to be complete in the first half of 2014. The feasibility study is assessing value engineering and optimization for the Oyu Tolgoi mine and will incorporate actual operating data as it becomes available.

Highlights of the 2013 OTTR include the following:

—

The OTTR revised phase-two capital estimate of $5.1 billion is based on the concentrator operating at its initial capacity of 100,000 tonnes per day and includes an expansion to the back end of the concentrator to process the high grade underground ore. Ore is initially fed from the Southern Oyu open pit mine, which is subsequently displaced with the more valuable Hugo North Lift 1 underground ore.

—	The peak production rate from the underground has increased from 85,000 tonnes per day to 95,000 tonnes per day.

—	The 2013 OTTR excludes the power plant and concentrator expansion to 160,000 tonnes per day outlined in the 2012 Integrated Development and Operations Plan Technical Report (IDOP).

—

A decision to expand the concentrator to also process full production from the open pit mine does not need to be made until 2015. Prior to this decision point, the Company will continue to evaluate and optimize options for resource development.

—	The 100,000 tonne reserve case does not include construction of a power station; capital and operating costs have been adjusted to reflect purchases from a third party Mongolia based power provider.

—	The case supporting the mineral reserve has extended from 27 years to 43 years as concentrator production has been assumed to remain at 100,000 tonnes per day.

—

The average cash cost after gold and silver credits for the first ten years of production is $0.89 per pound of copper. The increase relative to the 2012 IDOP ten year average cash cost was primarily a result of incorporating higher third party power costs compared to a dedicated power station. This increase in power costs resulted in a large increase in processing costs and a smaller increase in mining costs. Higher general and administration costs also contribute to the increase in average cash cost.

—

Overall, the Company estimates that there has been a 30% increase in the direct capital cost to construct the underground mine. The remainder of the increase in the phase-two capital estimate, after adjusting for scope changes, is primarily driven by an increase in contingencies, contractor costs and owner execution costs.

—

The independently prepared 2013 OTTR states that the ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan. Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals.

—

The 2013 OTTR reserves and resources show an increase from previous years. The 2013 OTTR states that the deposits contain a currently identified resource of 45.8 billion pounds of contained copper and 24.9 million ounces of contained gold in the measured and indicated mineral resource categories and 54.6 billion pounds of contained copper and 36.8 million ounces of contained gold in the inferred category. The reasonable prospects analysis identified a reduction in cut-off grade, which was the predominant factor for the change in resources relative to reporting in previous years. The mineral reserves state 26.5 billion pounds recovered copper and 12.9 million ounces recovered gold, increases of 4.4% in recovered copper and 4.3% in recovered gold over the 2012 IDOP mineral reserve. The increase in reserves is a result of re-optimization of the mine designs. Mineral resources are inclusive of mineral reserves.

Oyu Tolgoi on track to meet its 90% Mongolian workforce commitment

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women whose skills are being developed, and who are receiving training throughout the construction phase. As at April 30, 2013, Oyu Tolgoi employed approximately 11,750 people; 89% (approximately 10,490) are Mongolian nationals.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Oyu Tolgoi has committed more than $126 million in funding over five years for education and training programs in Mongolia. The majority of the projects and initiatives under this funding are targeting the building of a Mongolian talent pipeline for the future.

Development and exploration drilling continued in Q1’13

At Hugo North Lift #1, 5,602 metres of infill drilling were completed. The drilling is designed to bring the first seven years of production into the measured resource confidence category and is continuing into Q2’13.

During Q1’13, exploration drilling continued at the Oyu Tolgoi mine and approximately 2,000 metres of surface diamond drilling was completed by one drill rig. Surface exploration included approximately 900 metres of drilling on the Oyu Tolgoi mining licence and approximately 1,000 metres of drilling on Entrée Gold’s Javkhlant mining licence. The reduced drilling is a result of a change in emphasis in 2013 to data compilation, 3D modelling and interpretation to generate the next series of prioritized exploration targets.

Validation of the Heruga datasets is complete and updating of the Heruga geology model is underway. A new resource estimate is being developed to incorporate the Heruga North resource potential.

MONGOLIA

SOUTHGOBI RESOURCES

The Company owns 57.6% of SouthGobi at May 13, 2013 (March 31, 2013: 57.6%).

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

SouthGobi’s Ovoot Tolgoi mine is in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.

Operations at the Ovoot Tolgoi mine resumed on March 22, 2013, and SouthGobi plans to produce 3.2 million tonnes of semi-soft coking coal in 2013. Although operations at the Ovoot Tolgoi mine have resumed, SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources.

As a result of the continued weakness of SouthGobi’s share price, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

In Q1’13, SouthGobi recorded revenue of $3.3 million compared to $40.2 million in Q1’12. In Q1’13, SouthGobi sold approximately 80,000 tonnes of coal at an average realized selling price of $45.02 per tonne compared to sales of approximately 840,000 tonnes of coal at an average realized selling price of $56.79 per tonne in Q1’12. In Q1’13, SouthGobi generated revenue through the sale of existing coal stockpiles. In Q1’13, SouthGobi’s sales volume and average realized selling price were negatively impacted by the continued softness of the inland China coking coal markets closest to SouthGobi’s operations. Market participants continue to deplete their existing stockpiles on the Mongolian and Chinese sides of the Shivee Khuren-Ceke crossing at the Mongolia-China border, and this movement provides some indication of future sales once the remaining stockpiles are depleted in Q2’13. However, this situation has adversely impacted SouthGobi’s ability to sign new contracts to date.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Cost of sales was $22.1 million in Q1’13, compared to $30.4 million in Q1’12. In Q1’13, cost of sales included $16.4 million of idled mine costs due to the curtailment of mining activities at Ovoot Tolgoi, compared to $nil in Q1’12. Cost of sales is comprised of the direct cash costs of product sold, mine administration cash costs of product sold, idled mine costs, inventory impairments, equipment depreciation, depletion of mineral properties and share-based compensation expense. The decrease in cost of sales from Q1’12, excluding idled mine costs, was primarily due to lower sales volumes.

Coal processing infrastructure

In February 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The DCHF includes a 300-tonne-capacity dump hopper, which receives ROM coal from the Ovoot Tolgoi mine and feeds a coal rotary breaker that sizes the coal to a maximum of 50 millimetres and rejects oversize ash. The DCHF is anticipated to reduce screening costs and improve yield recoveries. SouthGobi has received all permits to operate the DCHF. However, the 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility.

SouthGobi has an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coals from the Ovoot Tolgoi mine. Ejin Jinda’s wet washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. Primarily, medium and higher-ash coals with only basic processing through Ovoot Tolgoi’s onsite DCHF will be transported from the Ovoot Tolgoi mine to the facility. Based on preliminary studies, SouthGobi expects that the washed coal generally will meet semi-soft coking coal specifications. SouthGobi expects to commence wet washing coals in the second half of 2013.

Governmental, regulatory and internal investigations

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (IAAC) and the State Investigation Office (SIA) in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws. Certain of those allegations (including allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial and conviction of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the MRAM, and others. SouthGobi was not a party to that case. SouthGobi understands that the court’s decision is the subject of an appeal.

A number of the media reports referred to above suggest that, in its decision, the court in the above-mentioned case referred to two matters specifically involving SouthGobi Sands LLC (SouthGobi Sands).

In respect of the first matter, being an alleged failure to meet minimum expenditure requirements under the Mongolian Minerals Law in relation to four exploration licences, SouthGobi is investigating these allegations, but advises that three of the four licences were considered to be non-material and allowed to lapse between November 2009 and December 2011. Activities historically carried out on the fourth (and the only currently-held) licence include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on this licence and it does not contain any of SouthGobi’s NI 43-101 reserves or resources. This licence does not relate to SouthGobi’s Ovoot Tolgoi mine and SouthGobi does not consider this licence to be material to its business.

The second matter referred to by the court was an alleged impropriety in the transfer of Licence 5261X by SouthGobi Sands to a third party in March 2010 in violation of Mongolian anti-corruption laws. SouthGobi understands, based on media reports, that the court has invalidated the transfer of this licence, and so the licence’s current status is unclear.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

In addition, the IAAC and SIA have advised SouthGobi that they continue to investigate other alleged improprieties by SouthGobi Sands as described above. Neither SouthGobi nor any of its employees have been charged in connection with the IAAC or SIA investigations, but certain former employees have been advised that they are suspects. The IAAC has imposed orders placing a travel ban on those employees, and administrative restrictions on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of those allegations. While the orders restrict the use of in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create difficulties for SouthGobi in the medium to long term. SouthGobi is taking and intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course.

Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised. The SouthGobi Audit Committee has the assistance of independent legal counsel in connection with its investigation. The Chair of the SouthGobi Audit Committee is also participating in a tripartite committee, comprised of the Chair of the SouthGobi Audit Committee, a representative of Rio Tinto and the Chair of the Company’s Audit Committee, which is focused on the investigation of those allegations, including possible violations of anti-corruption laws. Independent legal counsel and forensic accountants have been engaged by this committee to assist it with its investigation. All of these investigations are ongoing but are not yet complete. Information that has been provided to the IAAC by SouthGobi has also been provided by the tripartite committee to Canadian and United States regulatory authorities that are monitoring the Mongolian investigations. SouthGobi continues to cooperate with all relevant regulatory agencies in respect of the ongoing investigations.

The investigations referred to above could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing. The likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi.

Pending the completion of the investigations, SouthGobi, through its Board of Directors and new management, has taken a number of steps to focus on ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

Notice of Investment Dispute

On July 11, 2012, SouthGobi announced that SGQ Coal Investment Pte. Ltd., a wholly-owned subsidiary of SouthGobi that owns 100% of SouthGobi Sands, filed a Notice of Investment Dispute on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia. SouthGobi filed the Notice of Investment Dispute following a determination by management that they had exhausted all other possible means to resolve an ongoing investment dispute between SouthGobi Sands and the Mongolian authorities.

The Notice of Investment Dispute consists of, but is not limited to, the failure by MRAM to execute the pre-mining agreements (PMA), associated with certain exploration licences held by SouthGobi, pursuant to which valid PMA applications had been lodged in 2011. The areas covered by the valid PMA applications include the Zag Suuj Deposit and certain areas associated with the Soumber Deposit outside the existing mining licence.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Notice of Investment Dispute triggers the dispute resolution process under the Bilateral Investment Treaty whereby the Government of Mongolia has a six-month cure period from the date of receipt of the notice to satisfactorily resolve the dispute through negotiations. If the negotiations are not successful, SouthGobi will be entitled to commence conciliation/arbitration proceedings under the auspices of the International Centre for Settlement of Investment Disputes (ICSID) pursuant to the Bilateral Investment Treaty. SouthGobi continues to have the right to commence conciliation/arbitration proceedings under the auspices of the ICSID pursuant to the Bilateral Investment Treaty. On January 18, 2013, MRAM issued SouthGobi a PMA pertaining to the Soumber Deposit; however, four valid PMA applications remain outstanding.

Activities historically carried out on the exploration licences with valid PMA applications include drilling, trenching and geological reconnaissance. SouthGobi has no immovable assets located on these licences and the loss of any or all of these licences would not materially and adversely affect the existing operations.

New Chief Financial Officer

Bertrand Troiano was appointed as SouthGobi’s Chief Financial Officer on April 8, 2013.

AUSTRALIA

IVANHOE AUSTRALIA

Turquoise Hill owns 56.4% of Ivanhoe Australia at May 13, 2013 (March 31, 2013: 56.5%).

Ivanhoe Australia is producing copper and gold at the Osborne processing complex in north-western Queensland. Two other projects, the Merlin molybdenum-rhenium project and the Mount Elliott copper-gold project are in various stages of study. These projects are on granted mining leases.

Ivanhoe Australia recognized revenue of $40.7 million during Q1’13 (Q1’12: $nil), from two shipments of concentrate and one of doré, and incurred exploration and evaluation expenses of $8.3 million (Q1’12 $42.1 million). The Q1’13 reduction in expenditure from Q1’12 was a result of cost savings identified by the strategic review released in August 2012.

Osborne copper-gold operation

During Q1’13, Ivanhoe Australia mined 260,439 tonnes of ore from the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276. In 2013, Ivanhoe Australia expects to mine between 1.4 million and 1.6 million tonnes of ore from these three mines.

Ivanhoe Australia completed the development of the Starra 276 underground mine in February 2013 and successfully commenced production at Starra 276 in mid-March 2013. Mining at Starra 276 will continue to ramp up until a full production rate of approximately 650,000 tonnes per year is reached, which is expected to occur during Q2’13. The haul road linking the Starra 276 mine to the Osborne processing facility was completed in early 2013 to enable transport of Starra 276 ore to the processing plant.

In Q1’13, the Osborne copper-gold operation milled 254,639 tonnes of ore. Recovery rates averaged 88.1% for copper and 69.5% for gold, and the plant produced 14,709 dry metric tonnes of concentrate containing 3,461 tonnes of copper. Gold production, in both concentrate and doré, totalled 4,817 ounces.

Merlin Molybdenum-Rhenium Project

Work continued during Q1’13 on the value engineering program, which is expected to be finalized in Q2’13. The value engineering program is aiming to enhance the Merlin project’s economics.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Metallurgical testwork aimed at increasing the concentrate grade has been completed with the work demonstrating that the grade can be lifted from 30%, as detailed in the 2012 feasibility study, to over 40%. Concentrate of this quality allows consideration of reducing capital costs associated with the roaster.

Mining optimization studies have shown that the production rate can be lifted to 550,000 tonnes per year, an increase of 10% over the feasibility study rate, with a corresponding increase in metal production and reduction in operating costs. Initial indications are that the project will have a positive net present value under forecast long-term molybdenum and rhenium prices. It is expected that Phase 1 of the value engineering program will support continuation of further optimization work planned to lead ultimately to the output of a revised feasibility study.

Mount Elliott

During Q1’13, two holes were completed to test the higher grade (>0.8% copper equivalent) zones of the SWAN zone at the Mount Elliott project. This drilling completes a program of five holes that commenced in Q4’12. Preparation of an update of the mineral resource model based on this new data and a review of the geology of the SWAN zone has commenced and is expected to be completed during Q2’13. A revision of the scoping study is expected to be completed in Q3’13.

Equity entitlement offer

In February 2013, Ivanhoe Australia successfully placed the shortfall from its 2012 equity entitlement offer. The shortfall shares from the placement were issued at the entitlement offer price of A$0.48 per share. Ivanhoe Australia issued approximately 9.3 million shares and received proceeds of approximately A$4.5 million. As a result of the shortfall placement, Turquoise Hill’s ownership in Ivanhoe Australia was reduced from 57.3% to 56.5%.

New Managing Director and Chief Executive Officer

Bob Vassie was appointed as Ivanhoe Australia’s Managing Director and Chief Executive Officer on January 14, 2013. Mr. Vassie replaced Ines Scotland, who stepped into the role in June 2012 on an interim basis.

KAZAKHSTAN

KYZYL GOLD PROJECT

Altynalmas, a private company, holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. The Kyzyl Gold Project contains the Bakyrchik and Bolshevik gold deposits, as well as a number of satellite deposits.

Turquoise Hill owns 50.0% of Altynalmas at May 13, 2013 (March 31, 2013: 50.0%).

Binding agreement signed for sale of stake in Altynalmas

On February 13, 2013, Turquoise Hill announced that it had signed a binding agreement with Sumeru Gold BV for the sale of Turquoise Hill’s 50% interest in Altynalmas for total cash consideration of $300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities. The transaction is expected to close in Q2’13.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

OTHER EXPLORATION

During Q1’13, Turquoise Hill had exploration groups in Indonesia and Mongolia focused on porphyry-related copper-gold and epithermal gold-silver deposits. Exploration involved detailed data reviews, field traverses, rock sampling and drilling.

B.	CORPORATE ACTIVITIES

Changes to the Company’s Board of Directors

The Company’s board now consists of 11 members.

Directors Livia Mahler and Peter Meredith did not stand for re-election at the Company’s annual meeting of shareholders held on May 10, 2013, as a result of changes in Robert Friedland’s holdings in the Company. Additionally, Dan Larsen, a Rio Tinto nominee, did not stand for re-election.

Livia Mahler, an independent director, and Peter Meredith were both nominees of Robert Friedland. Under the terms of the Memorandum of Agreement signed by the Company and Rio Tinto on April 17, 2012, and its amendment on May 22, 2012, Robert Friedland had the right to nominate two directors to the Company’s board for as long as he continued to own at least 10% of the outstanding common shares of the Company. Following private sale transactions completed in late April 2013, Robert Friedland’s holdings in the Company’s shares fell below the 10% threshold.

As Dan Larsen did not stand for re-election, Rio Tinto nominated Virginia Flood in his place. Virginia Flood was appointed to the Company’s board on May 10, 2013.

On February 20, 2013, the Company’s Board of Directors accepted the resignation of director Andrew Harding and appointed Jean-Sébastien Jacques to the board.

C.	ADMINISTRATIVE AND OTHER

General and administrative costs. General and administrative costs in Q1’13 were $15.8 million, a decrease of $15.7 million from Q1’13 ($31.5 million). The decrease was mainly due to higher advisory fees incurred during Q1’12, in connection with negotiating the Memorandum of Agreement, and a $6.0 million decrease in non-cash stock-based compensation expense.

Interest income. Interest income in Q1’13 of $8.2 million was $2.3 million higher than Q1’12 ($5.9 million) primarily due to higher interest rates being achieved in Q1’13.

Interest expense. Interest expense in Q1’13 of $5.0 million was $4.2 million higher than Q1’12 ($0.8 million). Included in interest expense was $5.0 million (Q1’12: $0.4 million) in interest incurred by SouthGobi on its convertible debenture (net of amounts capitalized). In Q1’13, SouthGobi ceased capitalizing any of the interest incurred on its convertible debenture, which is the main reason for the increase.

Foreign exchange losses. The $1.9 million foreign exchange loss during Q1’13 was mainly attributable to the weakening of the Canadian and Australian dollars against the U.S. dollar during the quarter.

Change in fair value of embedded derivatives. The change in fair value of the SouthGobi convertible debenture’s embedded derivative liability resulted in a $0.7 million gain during Q1’13. The conversion and interest payment features are considered embedded derivative liabilities that must be recorded at their fair value upon initial measurement and revalued at each subsequent reporting period.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Share of loss of significantly influenced investees. The $1.3 million share of loss of significantly influenced investees in Q1’13 represented Turquoise Hill’s share of Altynalmas’s loss.

3. LIQUIDITY AND CAPITAL RESOURCES

Cash flow

Operating activities. The $118.0 million of cash used in operating activities in Q1’13 primarily was the result of $29.7 million in cash exploration, evaluation and other operating expenditures, $13.9 million in cash general and administrative expenditures and a $66.1 million change in non-cash operating working capital.

Investing activities. The $469.1 million of cash used in investing activities in Q1’13 predominately consisted of $482.5 million used for property, plant and equipment purchases. The purchases mainly related to construction activities at the Oyu Tolgoi mine ($468.6 million), Ovoot Tolgoi ($0.4 million) and Ivanhoe Australia ($13.4 million).

Financing activities. The $4.9 million in cash provided by financing activities mainly was attributable to Ivanhoe Australia placing the shortfall from its 2012 equity entitlement offer during Q1’13.

Liquidity and capital resources

At March 31, 2013, Turquoise Hill had cash and cash equivalents of $580.6 million (December 31, 2012: $1.2 billion) and a consolidated working capital deficit of $1.4 billion (December 31, 2012: $1.2 billion). In July 2012, the Company raised net proceeds of $1.7 billion from the rights offering. As planned, the Company has been using 100% of these proceeds to advance the construction and development of the Oyu Tolgoi mine. The consolidated working capital deficit is largely a result of the approximate $1.8 billion interim funding facility due to Rio Tinto being classified as a current liability because of its December 31, 2013 maturity date.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

The Memorandum of Agreement signed with Rio Tinto established Rio Tinto’s support for a series of funding measures related to the Oyu Tolgoi mine. The Memorandum of Agreement included provisions for the Company and Rio Tinto to act together in good faith to negotiate project financing of $3 billion to $4 billion. As part of the Memorandum of Agreement, the Company and Rio Tinto agreed that the Rio Tinto Treasurer would have the exclusive authority to direct all aspects of the negotiation of the Oyu Tolgoi project financing package.

In late February 2013, the boards of the EBRD and the IFC approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

The signing of binding documents is expected by the end of June 2013.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The Company’s ability to complete project financing is subject to a number of factors, some of which are beyond its control. A number of issues have been raised by the Government of Mongolia regarding the Oyu Tolgoi mine. The Company and Rio Tinto continue to have discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. The project financing is subject to the unanimous approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia. Given the issues raised by the Government of Mongolia along with the ongoing negotiations with the banks, there is no assurance that the project financing will be put in place.

The Company is considering alternative financing arrangements to settle the interim funding facility prior to its maturity in the event that project financing is unsuccessful. Certain alternatives are dependent on approvals from Rio Tinto, and the Company and Rio Tinto are currently engaged in discussions regarding alternative plans. Such plans could include raising additional capital through debt or equity issuances, the sale of investments (including publicly-traded subsidiaries controlled by the Company) and/or the sale of other assets. To date, the Company has signed a binding agreement to sell its 50% stake in Altynalmas for total cash consideration of $300 million. There is no assurance that these initiatives will be successful or sufficient to meet the Company’s liquidity requirements.

Carrying out the development and exploration of the Oyu Tolgoi mine and the various other mineral properties in which Turquoise Hill holds interests depends upon the Company’s ability to obtain financing through capital markets, sales of non-core assets or other means. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Turquoise Hill operates in some regions of the world that are prone to economic and political instability, which may make it more difficult for the Company to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis may cause Turquoise Hill to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force the Company to raise funds from alternative sources on less favourable terms.

SouthGobi expects to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments for at least twelve months from the end of the March 31, 2013 reporting period. SouthGobi expects its liquidity to remain sufficient based on existing capital resources and estimated income from mining operations. Liquidity beyond the twelve month period is dependent on the success of the recommencement of operations and ongoing demand and prices in the coal market. On March 22, 2013, SouthGobi recommenced mining activities at the Ovoot Tolgoi mine. SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources. At March 31, 2013, SouthGobi had available cash reserves of $24.8 million.

SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support its normal operations on an ongoing basis and its expansionary plans. Factors that could impact SouthGobi’s liquidity are monitored regularly and include, but are not limited to, Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates and exploration and discretionary expenditures.

Factors currently creating uncertainty for SouthGobi’s operations include the continued softness of inland China coking coal markets, ongoing regulatory investigations that SouthGobi Sands has been indirectly linked to and the Notice of Investment Dispute filed by SouthGobi on the Government of Mongolia pursuant to the Bilateral Investment Treaty between Singapore and Mongolia.

During Q1’13, the IAAC informed SouthGobi that orders, placing restrictions on certain of its Mongolian assets, had been imposed in connection with its continuing investigation. The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

would not result in an event of default as defined under the convertible debenture terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by China Investment Corporation.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.

Historically, Ivanhoe Australia’s principal source of funds has been from equity issues. In addition, Ivanhoe Australia generates income from the sale of copper and gold in both concentrate and doré form. Ivanhoe Australia’s working capital requirements are dependent on generating positive cashflows from its Osborne copper-gold operations. These cashflows may vary from expectations due to changes in production, costs and external market factors. Ivanhoe Australia will consider various forms of funding including the sale of project interests, equity issuances and/or debt issuances should operating cashflows be insufficient to meet its liquidity needs. Ivanhoe Australia may also require additional funding to progress its development projects. At March 31, 2013, Ivanhoe Australia had available cash reserves of $39.2 million.

Turquoise Hill owns 50% of Altynalmas, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

Financial instruments

The carrying value of Turquoise Hill’s financial instruments was as follows:

(Stated in $000’s of dollars)	March 31, 2013	December 31, 2012

Financial Assets
Cash and cash equivalents	580,647	1,162,884
Short-term investments	-	15,000
Held-for-trading:
Long-term investments	1,460	1,455
Other long-term investments	10,267	10,140
Available-for-sale:
Long-term investments	32,390	36,017
Other long-term investments	251,283	260,472
Cost method:
Long-term investments	16,234	16,234
Loans and receivables:
Accounts receivable	20,639	26,460
Due from related parties	3,933	1,672

Investments subject to significant influence
Long-term investments	14,566	13,166

Financial Liabilities
Accounts payable and accrued liabilities	560,958	755,705
Payable to related parties	145,056	185,462
Interim funding facility and interest payable	1,817,063	1,824,109
Convertible credit facility debt host contract and interest payable	100,854	99,898

Derivatives
Convertible credit facility embedded derivative liability	8,128	8,876

Certain of the above financial instruments are carried at fair value. Their fair values were determined as follows:

—	Long-term investments - Fair values were determined by reference to published market quotations, which may not be reflective of future values.

—	Other long-term investments - Fair values were determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.

—	Convertible credit facility embedded derivative liability - Fair value was determined using a Monte Carlo simulation valuation model.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Quarter Ended, March 31,
	2013	2012
Unrealized gains (losses) on long-term investments	$5	$ (372)

Unrealized gains on other long-term investments	238	8,873

Change in fair value of embedded derivatives	748	(776)

The total other comprehensive income and loss includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

(Stated in $000’s of dollars)	Quarter Ended, March 31,
	2013	2012
Unrealized losses on available-for-sale equity securities	$(3,632)	$ (4,402)

Unrealized (losses) gains on available-for-sale debt securities	(10,625)	24,548

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia.

Turquoise Hill is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto interim funding facility and cash and cash equivalents. Interest-rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

4. SHARE CAPITAL

As at May 13, 2013, the Company had a total of:

o	1,005,797,570 common shares outstanding;

o

10,788,279 incentive stock options outstanding, with a weighted average exercise price of C$15.75 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$27.83 per share; and

o	74,247,460 share purchase warrants exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

5. OUTLOOK

The information below is in addition to disclosures already contained in this report regarding the Company’s operations and activities.

Turquoise Hill’s financial performance and its ability to advance its future operations and development plans are heavily dependent on the availability of funding; base and precious metal prices; coal prices and foreign-exchange rates. Volatility in these markets continues to be high.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

For further details on the Company’s financing plans, please refer to “3. Liquidity and Capital Resources” on page 15 of this MD&A.

Commodity prices and 2013 production

Commodity prices are a key driver of Turquoise Hill’s future earnings. Current copper and gold prices are well above historic averages but have experienced ongoing volatility in Q1’13 as a result of macroeconomic concerns. The London Metals Exchange copper price in Q1’13 ranged from $3.42 per pound to $3.74 per pound and averaged $3.60 per pound. Copper is currently trading at approximately $3.35 per pound, slightly below the Q1’13 average, but remains above its marginal cost of production supported by supply constraints.

The subdued price activity in Q1’13 was also reflective of the fact that the copper market appears to be moving into a slight surplus, as evidenced by growing global stock levels. The slight surplus in the copper market is likely to continue into the next 12 months, with new mine supply volume coming online. Further out, significant supply challenges are expected to return, with the copper industry continuing to face declining grades, stakeholder pressures and production delays.

Although demand was mixed in Q1’13, over the longer term Turquoise Hill believes that the urbanization and industrialization in developing economies, particularly China and India, will continue to provide underlying demand growth for Turquoise Hill’s products.

It is difficult to reliably forecast commodity prices and customer demand for Turquoise Hill’s products; however, Iong-term sales contracts have been signed on a substantial portion of the Oyu Tolgoi mine’s concentrate production.

Economic activity post transition in China’s leadership has been slower than expected. The Chinese steel industry has been particularly affected and, as a result, demand and prices for coking coal have been negatively impacted. Nevertheless, market sentiment remains that demand in the second half of 2013 should improve; albeit, more slowly than anticipated at the beginning of 2013.

SouthGobi resumed operations at the Ovoot Tolgoi mine on March 22, 2013 after having been fully curtailed since the end of the Q2’12. SouthGobi has been producing at conservative levels reflecting lower demand and managing quality and stockpiles. The rate of production is expected to pick up as demand improves and SouthGobi continues to target production of 3.2 million tonnes of semi-soft coking coal in 2013. Once toll washing commences, it will enable SouthGobi to develop a predominantly two product strategy of a premium and standard semi-soft coking coal product from the Ovoot Tolgoi mine. The premium product will be washed and the standard product will be a predominantly unwashed product. The capability to begin supplying a washed semi-soft coking coal product in the second half of 2013 is another important step in improving both SouthGobi’s market position and access to end customers.

SouthGobi continues to minimize uncommitted capital expenditures, exploration and operational expenditures in order to preserve its financial resources. For at least twelve months from the end of the March 31, 2013 reporting period, SouthGobi expects its liquidity to remain sufficient based on existing capital resources and estimated income from mining operations. Liquidity beyond the twelve month period is dependent on the success of the recommencement of operations and ongoing demand and prices in the coal market.

To date, SouthGobi has not signed any semi-soft coking coal sales contracts for Q2’13. However, discussions are actively continuing in order to meet SouthGobi’s commercial objectives. Market participants at the Ceke border have been selling coal from existing stockpiles rather than contracting new volumes as they deal with current market uncertainty. A request from the Ceke Coal Import Association, received April 1, 2013 and indirectly supported by the Ejina Qi banner government in China, for coal to be bought through the association has exacerbated this uncertainty. As a result, customers have been reluctant to purchase coal under individual contracts.

Effective April 1, 2013, royalties on all coal sales exported out of Mongolia will be based on the reference price per tonne published by the Government of Mongolia. The reference price applied does not adequately reflect the price applicable to the range of products of varying quality and prices sold ex-mine in Mongolia. This can result in effective royalty rates being far in excess of the prescribed royalty rates and will impact Mongolian producers’ margins going forward if it is not changed. The current monthly royalty reference price system is not supported by any of the Mongolian coal producers and collectively these companies, including SouthGobi, continue to engage with the Government of Mongolia to resolve this matter in the interests of all parties.

Ivanhoe Australia continues to focus on reducing its production costs and other costs. The Starra 276 mine is expected to continue ramping up during Q2’13 with increased ore volumes to be processed through the Osborne facility, which are expected to produce higher volumes of copper-gold concentrate. Increased production together with further cost reductions are expected to reduce the unit cost of production.

Ivanhoe Australia is continuing the value engineering program for Merlin during Q2’13 with the expectation that capital and operating costs for the molybdenum–rhenium can be further reduced.

As a producer of copper and gold in concentrate, Ivanhoe Australia’s ability to generate positive operating results depends heavily on the prevailing prices for copper and gold. The concentrate produced contains predominantly copper by value. In 2013, Ivanhoe Australia expects to mine between 1.4 million and 1.6 million tonnes of ore.

Exchange Rates

SouthGobi’s coal sales and Ivanhoe Australia’s concentrate sales generally are settled in U.S. dollars, while a significant portion of their expenses are incurred in local currencies. Foreign exchange fluctuations can have a significant effect on Turquoise Hill’s operating margins, unless such fluctuations are offset by related changes to commodity prices.

Turquoise Hill holds a portion of its cash resources in currencies other than the U.S. dollar. Turquoise Hill expects to incur future expenditures in currencies in addition to the U.S. dollar, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly, given the recent volatility in foreign-exchange rates.

6. OFF-BALANCE-SHEET ARRANGEMENTS

During the three months ended March 31, 2013, Turquoise Hill was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.

7. CONTRACTUAL OBLIGATIONS

As at March 31, 2013, there were no significant changes in Turquoise Hill’s contractual obligations and commercial commitments from those disclosed in its MD&A for the year ended December 31, 2012.

8. CHANGES IN ACCOUNTING POLICIES

In February 2013, the Financial Accounting Standards Board Accounting Standards Codification guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013. The adoption of the updated guidance had no impact on the Company’s consolidated balance sheet or results of operations.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

9. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires Turquoise Hill to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

The Company’s significant accounting policies and the estimates derived therefrom identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2012.

10. RECENT ACCOUNTING PRONOUNCEMENTS

There were no recently issued United States accounting pronouncements other than those already adopted in 2013 and disclosed under “Changes in Accounting Policies”.

11. INTERNATIONAL FINANCIAL REPORTING STANDARDS

Turquoise Hill has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Turquoise Hill is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under U.S. Securities and Exchange Commission (SEC) regulations. Turquoise Hill files its financial statements with Canadian and U.S. securities regulators in accordance with U.S. GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, Acceptable Accounting Principles and Auditing Standards (NI 52-107) which allows Canadian public companies that are also SEC registrants to prepare their financial statements in accordance with U.S. GAAP. Under NI 52-107 there is no requirement to provide a reconciliation of the U.S. GAAP financial statements to IFRS. Consequently, Turquoise Hill was not required to convert to IFRS effective January 1, 2011.

12. RISKS AND UNCERTAINTIES

Turquoise Hill is subject to a number of risks due to the nature of the industry in which it operates, the present state of development of its business and the foreign jurisdictions in which it carries on business. The material risks and uncertainties affecting Turquoise Hill, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2012.

13. RELATED-PARTY TRANSACTIONS

Related party transactions with Rio Tinto

On January 24, 2012, Rio Tinto announced that it had increased its stake in the Company to 51.0% from 49.0%. As at March 31, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012: 50.8%).

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The following table presents the consolidated balance sheet line items which include deposits with Rio Tinto, amounts due from Rio Tinto and amounts payable to Rio Tinto:

(Stated in $000’s of dollars)	March 31,	December 31,
	2013	2012
Cash and cash equivalents (i)	$278,599	$970,591
Due from related parties	1,598	496
Payable to related parties:
Management services payment (ii)	(94,456)	(91,175)
Cost recoveries (iii)	(50,587)	(94,226)
Interest payable on long-term debt	(18,059)	(25,105)
Interim funding facility	(1,799,004)	(1,799,004)

	$(1,681,909)	$(1,038,423)

The following table summarizes transactions with Rio Tinto by their nature:

(Stated in $000’s of dollars)	Quarter Ended March 31,
	2013	2012
Interest income on demand deposits (i)	$4,904	$-
Costs recoveries - Turquoise Hill	570	-
Financing costs:
Commitment fees	(6,563)	(1,057)
Interest expense	(30,610)	(13,404)
Management services payment (ii)	(3,280)	(9,357)
Costs recoveries - Rio Tinto (iii)	(23,380)	(14,318)

	$(58,359)	$(38,136)

(i)

Cash and cash equivalents at March 31, 2013 included $278.6 million deposited with Rio Tinto (December 31, 2012—$970.6 million) that earns interest at LIBOR plus 3.25% and is required to be repaid, in whole or in part, to the Company on demand.

The deposit with Rio Tinto terminates on the earliest of the first drawdown under the Oyu Tolgoi project-finance package, the full repayment of all amounts due under the interim funding and December 31, 2013. A second deposit of $274.2 million was terminated by Rio Tinto on March 1, 2013 in accordance with the terms of the deposit arrangement.

In the event Rio Tinto fails to repay any amount payable to the Company under the deposit arrangement, the Company may elect to apply such amount to any amount outstanding under the interim funding facility.

During Q1’13, interest income of $4.9 million (Q1’12 - $nil) was earned on amounts deposited with Rio Tinto.

(ii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to 1.5% of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 until the Oyu Tolgoi mine achieves certain production milestones. Thereafter, the 1.5% factor increases to 3.0%.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

The payment of the accrued management services payment has been deferred until the Oyu Tolgoi mine reaches certain production milestones, which are expected to be achieved in the first half of 2013. Thereafter, the management services payment will be payable quarterly.

(iii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Other related party transactions

The following table summarizes transactions with related parties which were primarily incurred on a cost-recovery basis with a company affiliated with Turquoise Hill or companies related by way of directors, officers or shareholders in common. The table summarizes related party transactions by related party:

(Stated in $000’s of dollars)	Quarter Ended March 31,
	2013	2012
Global Mining Management Corporation (i)	$442	$3,558
Robert Friedland related entities (ii)	-	1,874

	$442	$5,432

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due from related parties and amounts payable to related parties at March 31, 2013, included $2.3 million and $nil, respectively (December 31, 2012—$1.2 million and $0.1 million, respectively), which were due from/to a company affiliated with Turquoise Hill or companies related by way of directors, officers or shareholders in common.

(i)

Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is the Company. An officer of the Company is a director and officer of Global. Additionally, as at March 31, 2013, Global had a director in common with the Company. Global provides administration, accounting, and other office services to the Company on a cost-recovery basis.

(ii)

Robert Friedland beneficially owned more than 10% of the Company as at March 31, 2013 and was the Company’s CEO up until April 17, 2012. Turquoise Hill had various service arrangements with certain private companies 100%-owned by Mr. Friedland. These arrangements were on a cost-recovery basis and included aircraft rental and administration and other office services out of London, England and Singapore. The cost-sharing arrangements with these entities were terminated in April 2012, and a payment of $19.4 million was made to settle all obligations.

Turquoise Hill has a 50% interest in Altynalmas. During Q1’13, the Company recognized $1.3 million (Q1’12 - $1.1 million) in interest income on its shareholder loan balance with Altynalmas.

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

14. CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the three months ended March 31, 2013, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15. QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of Rio Tinto, registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633) and a “qualified person” as that term is defined in NI 43-101.

16. CAUTIONARY STATEMENTS

LANGUAGE REGARDING RESERVES AND RESOURCES

Readers are advised that NI 43-101 requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012, and other continuous disclosure documents filed by the Company since January 1, 2013, under Turquoise Hill’s profile on SEDAR, at www.sedar.com.

NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.

17. FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper and gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

These statements and information include, but are not limited to: statements respecting anticipated business activities; statements regarding the Company’s outlook for 2013; planned expenditures and projections regarding the Company’s ability to meet its obligations; anticipated financing arrangements; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements about the Oyu Tolgoi mine’s anticipated production; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi mine; the statement concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expected final costs for the initial development and construction of the Oyu Tolgoi mine; the statement that it is anticipated that the concentrator will be consistently running at production rates of 70% of nameplate capacity and begin shipments of concentrate by the end of June 2013; the statement regarding the final depth of Shaft #5; the statement that the transportation of concentrate to the border is not expected to be impacted by the suspension of road work for the winter; the statement regarding the aim of raising $4 billion in project financing; the statement that the signing of binding project financing documents is expected by the end of June 2013; the statement concerning the underground feasibility study’s expected release date in the first half of 2014; the statement that actual operating data for the Oyu Tolgoi mine is expected to be incorporated into the feasibility study; the statement that ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan; the statement that Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi mine; the statement that Oyu Tolgoi is on track to meet its commitment to employing a minimum 90% Mongolian workforce during the Oyu Tolgoi mine’s

TURQUOISE HILL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Stated in U.S. dollars, except where noted)

operations stage; statements regarding the strategy of the Oyu Tolgoi exploration program; the statement that the DCHF is anticipated to reduce screening costs and improve yield recoveries; the statement that the Ovoot Tolgoi 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility; mining plans and production forecasts for the coal mine at Ovoot Tolgoi, including the statement concerning the expectation that washed coal generally will meet semi-soft coking coal specifications; the statement that SouthGobi expects to commence wet washing coals in the second half of 2013; the statement that while the IAAC orders restrict the use of SouthGobi’s in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create difficulties for SouthGobi in the medium to long term; the statement that SouthGobi intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course; the statement that the investigations could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing; the statement that the likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi; statements concerning expected 2013 mine production from the Osborne copper-gold operation’s mines; the statement that the value engineering program is expected to be finalized in Q2’13; the statement that initial indications are that the Merlin project will have a positive net present value under forecast long-term molybdenum and rhenium prices; the statement that Phase 1 of the value engineering program will support continuation of further optimization work planned to lead ultimately to the output of a revised feasibility study; the statement that an update of the mineral resource model and a review of the geology of the SWAN zone is expected to be completed during Q2’13; the statement that a revision of the scoping study is expected to be completed in Q3’13; the statement that the sale of the Company’s interest in Altynalmas is expected to close in Q2’13; statements regarding the Company’s, SouthGobi’s and Ivanhoe Australia’s future liquidity; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; statements regarding the Company’s anticipated production level and production milestones; statements about the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Kay Priestly, Chief Executive Officer of Turquoise Hill Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended March 31, 2013.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2013

/s/ Kay Priestly

Kay Priestly

Chief Executive Officer

Turquoise Hill Resources Ltd.

2

Form 52-109F2

Certification of Interim Filings

Full Certificate

I, Christopher M. Bateman, Chief Financial Officer of Turquoise Hill Resources Ltd., certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Turquoise Hill Resources Ltd. (the “issuer”) for the interim period ended March 31, 2013.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

1

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2013 and ended on March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2013

/s/ Christopher M. Bateman

Christopher M. Bateman

Chief Financial Officer

Turquoise Hill Resources Ltd

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 13 May 2013	By:	/s/ Dustin S. Isaacs
DUSTIN S. ISAACS
General Counsel &
Corporate Secretary